June 23, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attn: Jeff Kauten

Re:	Elauwit Connection, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted May 23, 2025
CIK No. 0002063863

Dear Mr. Kauten:

On behalf of Elauwit Connection, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated June 5, 2025, providing the Staff’s comments with respect to the draft of the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The Company is currently confidentially submitting via the EDGAR system an amendment to the Registration Statement.

For the convenience of the Staff, the Staff’s comments are included and are followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Amendment No. 1 to Draft Registration Statement on Form S-1
Risk Factors

Given our relatively limited operating history …, page 7

1.	We note your response to prior comment 7. To the extent that any individual customer comprises a material portion of your revenues please identify the customer and disclose the material terms of your agreement with that customer including the term and any termination provisions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that since 2022, a limited number of property ownership groups have comprised a material portion of the Company’s revenues. The Company advises the Staff that this revenue concentration is primarily driven by the recognition of network construction revenue for a project, which comprises a significant portion of the Company’s expected revenue on a given project, and that once a network has been constructed, recurring revenue under a contract does not comprise a material portion of its revenues. The Company further advises the Staff that it identifies customers at the property level and it does not have any individual contract that comprises a material portion of its revenues, as each contract is entered into at the property level with a different legal entity. The Company has revised the “Risk Factor” section on page 7 of the Registration Statement in response. In addition, the Company has revised the “Business” section on pages 32 and 36 of the Registration Statement to discuss termination provisions and revenue and customer concentration, respectively, in response.

1600 BAUSCH & LOMB PLACE ROCHESTER, NY 14604-2711 PHONE: 585.232.6500 FAX: 585.232.2152
rochester, ny • buffalo, ny • albany, ny • corning, ny • new york, ny

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 23, 2025

Risk Factors

Our certificate of incorporation designates the Court of Chancery of the State of Delaware …, page 14

2.	We note your response to prior comment 3. Please disclose whether your exclusive forum provision applies to claims under the Exchange Act or Securities Act.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the risk factor on page 14 of the Registration Statement in response.

Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

3.	We note your response to prior comment 17. While we understand the selling price for each distinct performance obligation is stipulated in the contract, please clarify whether you ever sell network design and installation services without the internet services, or whether you ever sell internet services without the network design and installation services, and if these standalone sales are your basis for the determination of standalone selling prices in your multiple element arrangements. If these performance obligations are always sold together as part of the same contracts, it does not appear that you have observable standalone selling prices. If so, please clarify how your standalone selling prices were estimated in accordance with the provisions of ASC 606-10-25-33 and 34. Revise your disclosures accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and confirms it has considered ASC 606-10-32-33 through 32-34 in determining the standalone selling price. As noted in ASC 606-10-32-32, the standalone selling price is the price at which an entity would sell a promised good or service separately to a customer. Since network design and installation services are not sold separately from internet services, and there are insufficient standalone sales of internet services to establish an observable price, the Company applied ASC 606-10-32-33 guidance. As standalone contract prices are separately negotiated based on expected costs and margin, the Company utilized the guidance in ASC 606-10-32-34 and determined the standalone selling price using a customer specific expected cost-plus-margin approach. The revised disclosure is reflected in the interim financial statements for the period ended March 31, 2025, and will be included in future filings, as amended in Amendment No. 2 to the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 23, 2025

Note 3 - Revenue and Deferred Revenue, page F-16

4.	We note your response to prior comment 18. Please clarify the contractual cancellation provisions relating to your network design and installation services for both jobs that are contracted but not yet started and jobs that are in process of being completed. Clarify how you considered these cancellation provisions in determining your enforceable rights and the appropriateness of including in your Remaining Performance Obligations. Please revise your disclosures to clarify the cancellation provisions with respect to all of your contracts and any significant judgments made in the determination of your Remaining Performance Obligations.

Response: The Company respectfully acknowledges the Staff’s comment and confirms it has considered ASC 606-10-25-4 in determining the contract term for remaining performance obligations. For all executed contracts, termination without penalty is not permitted. Customers that terminate for convenience are subject to substantive termination penalties. The standard substantive termination penalties include forfeiture of initial customer deposit(s) and final termination penalty calculated based on the terms of the contract. Further, the Company notes in accordance with ASC 606-10-25-4, upon execution of the contract, a contract does exist as neither party has the unilateral enforceable right to terminate a wholly unperformed contract without compensating the other party (or parties). Contract terms, which also include the service performance obligations in addition to the design and construction, generally range from five to eight years. Consequently, enforceable rights and obligations exist throughout the contract term. The Company has updated its disclosures in Footnote 3, to reflect there are substantive termination penalties. As noted above, these substantive penalties include upfront significant non-refundable deposits and additional cancellation penalties on the network serving performance obligation throughout its contract term. Management does not believe these judgements to be significant judgements. The revised disclosure is reflected in the interim financial statements for the period ended March 31, 2025, and will be included in future filings, as amended in Amendment No. 2 to the Registration Statement.

Consolidated Financial Statements for the Three Months Ended March 31, 2025 and March

31, 2024

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Deferred Financing Costs, page F-37

5.	You disclose that offering costs, which consist mainly of legal, accounting and consulting fees directly attributable to the issuance of an equity contract to be classified in equity are recorded as a reduction of equity. We further note that at March 31, 2025 and December 31, 2024, there were no deferred financing costs. Please explain why the legal expenses, consulting expenses, and the advisory services listed as adjustments made to your non-GAAP measures, disclosed on page 26, do not qualify as deferred offering costs. Please clarify your accounting policy with respect to these costs. If these costs do not qualify as incremental costs directly associated with issuance, explain why such expenses are not the normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the Commission’s Non-GAAP Compliance and Disclosure Interpretations. In addition, please explain why audit expense related to IPO preparation Non-GAAP adjustment on page 26 is consistent with this SEC guidance. That is, audit expenses appear to be indirect and general expenses, and represent reporting and filing expenses for public registrants.

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 23, 2025

Response: The Company respectfully acknowledges the Staff’s comment. The Company evaluated costs incurred during the years ended December 31, 2024 and 2023, as well as the quarter ended March 31, 2025, and concluded that the amount of direct deferred offering costs was not material. The remaining costs, while incremental to the IPO and going public transaction, were classified as recurring operating expenses—specifically audit, consulting, and advisory fees—not directly attributable to equity issuance and thus ineligible for deferral. The Company has removed the Non-GAAP schedule and incorporated these changes in Amendment No. 2 to the Registration Statement.

If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact the undersigned by email at mrhoda@hselaw.com or telephone at (585) 231-1267.

Very truly yours,

/s/ Margaret K. Rhoda
Margaret K. Rhoda
direct dial: 585.231.1267
email: Mrhoda@hselaw.com

cc:	Alexander R. McClean, Esq

Barry Rubens, Chief Executive Officer